JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
April 4, 2011
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 10, 2011) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the additional comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to Betsy Seel, Assistant Secretary of John Hancock Trust (“JHT” or the “Registrant”), by telephone on March 28, 2011 with respect to post-effective amendment No. 93 to the registration statement of JHT on Form N-1A (the “Amendment”) which was filed with the Commission via EDGAR on February 10, 2011. Capitalized terms used and not defined herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933, as amended.
Comment 1: Disclose in the prospectus the types of investors that may purchase shares of the Strategic Allocation Series.
     Response: The prospectus disclosure for the Strategic Allocation Series will be revised to clarify that the fund is available for investment only by the Lifestyle PS Series.
Comment 2. Disclosure regarding JHT’s frequent trading policy is included in the prospectus. However, the disclosure is not clear regarding how the policy applies to purchases and redemptions of shares of other JHT funds by the Lifestyle PS Series. If frequent trading in these funds will not be restricted, then this fact should be disclosed and appropriate risk disclosure regarding frequent trading should be added to the Principal Risk section.
     Response. JHT’s frequent trading policy does not apply to purchases and redemptions of shares of other JHT funds by the Lifestyle PS Series and this fact will be noted in the prospectus. Registrant believes that potential frequent trading is a Principal Risk for the Strategic Allocation

Trust and the Bond PS Series and will disclose this risk in the prospectus for these two funds. Registrant does not believe, however, that frequent trading by the Lifestyle PS Series is a Principal Risk for other JHT funds.
* * *
The Registrant acknowledges the following:
-	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 if you have any questions.
Very truly yours,
/s/ Betsy Anne Seel
Betsy Anne Seel,
Senior Counsel and Assistant Secretary
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